 Management’s Discussion & Analysis
For the three and nine months ended November 30, 2016

January 10, 2017

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 29, 2016 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products.

The Company sells branded beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and retail chains. Its principal product lines include premium waters and juices.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information in this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

For the quarter ended November 30, 2016, the Company reported gross sales of $2.5 million and a net loss of $4,973,055 as compared to gross sales of $2.4 million and a net loss of $385,054 in the corresponding quarter of the prior year. The loss for this quarter included one-time, non-cash write downs of $4,563,249. Before those write downs the net loss was $409,806.

For the quarter ended November 30, 2016, the Company’s margin percentage decreased to 16.1% from 18.4% for the same period in 2015 as a result of the write down of certain juice inventories.

Results of Operations

Revenue

	Quarter ended	Quarter ended
	November 30, 2016	November 30, 2015	Change
Gross Revenue	$2,534,800	$2,371,358	$163,442
Discounts, Allowances and Rebates	(139,036)	(149,394)	10,358
Net Revenue	$2,395,764	$2,221,964	$173,800

Gross revenue for the quarter ended November 30, 2016 was $2,534,800 compared to $2,371,358 for the same period of the previous year, representing an increase of $163,442 or 6.9% .

Discounts, rebates and slotting fees for the quarter ended November 30, 2016 decreased by $10,358 compared to the same period of the prior year.

	Nine months ended	Nine months ended
	November 30, 2016	November 30, 2015	Change
Gross Revenue	$8,795,677	$9,442,367	$(646,690)
Discounts, Allowances and Rebates	(579,805)	(348,198)	(231,607)
Net Revenue	$8,215,872	$9,094,169	$(878,297)

Gross revenue for the nine months ended November 30, 2016 was $8,795,677 compared to $9,442,367 for the same period of the previous year, representing a decrease of $646,690 or 6.8% due to a reduction of year to date co-pack volume which was partially offset by an increase in the company’s branded beverage sales.

Discounts, rebates and slotting fees for the nine months ended November 30, 2016 increased by $231,607 compared to the same period of the prior year as a result of significant new listing fees and promotion for the company’s branded beverage products in the first six months of the year.

Cost of Sales
	Quarter ended	Quarter ended
	November 30, 2016	November 30, 2015	Change
Cost of Sales	$2,010,149	$1,814,056	$196,093

Cost of sales for the quarter ended November 30, 2016 were $2,010,149 compared to $1,814,056 for the same period of the previous year, representing an increase of $196,093 or 10.8% . This increase in cost of sales was caused by the write down of certain juice inventories.

	Nine months ended	Nine months ended
	November 30, 2016	November 30, 2015	Change
Cost of Sales	$5,725,900	$6,279,967	$(554,067)

Cost of sales for the nine months ended November 30, 2016 were $5,725,900 compared to $6,279,967 for the same period of the previous year, representing a decrease of $554,067 or 8.8% .

Margin

	Quarter ended	Quarter ended
	November 30, 2016	November 30, 2015	Change
Margin	$385,615	$407,908	$(22,293)
Margin percentage	16.1%	18.4%	(2.3%	)

Margin for the quarter ended November 30, 2016 was $385,615 compared to $407,908 for the same quarter of the previous year. The margin percentage of 16.1% for the quarter ended November 30, 2016 represents 2.3% decrease from the prior comparative year. The margin decrease was caused by the onetime write down of juice inventories.

	Nine months ended	Nine months ended
	November 30, 2016	November 30, 2015	Change
Margin	$2,489,972	$2,814,202	$(324,230)
Margin percentage	30.3%	30.9%	(0.6%	)

Margin for the nine months ended November 30, 2016 was $2,489,972 compared to $2,814,202 for the same period of the previous year.

Selling, General and Administration Expenses

Selling, general and administration expenses in the quarter ended November 30, 2016 increased by $16,138 or 1.8% from $910,427 in the same quarter of the prior year to $926,565.

Summary of Quarterly Results

	November 30 (Q3)		August 31 (Q2)		May 31 (Q1)		February 29/28 (Q4)
	2016	2015	2016	2015	2016	2015	2016	2015
Net sales / operating revenue	$ 2,395,764	$2,221,964	$2,966,398	$3,776,475	$2,853,710	$3,095,730	$1,917,035	$2,695,960
Net income (loss)	$(4,973,055)	$ (385,054)	$ (147,924)	$ (12,786)	$ 294,875	$ (410,771)	$ (494,673)	$ (179,270)
Net income (loss) per share	$ (1.77)	$ (0.13)	$ (0.05)	$ (0.00)	$ 0.10	$ (0.15)	$ (0.17)	$ (0.06)
Net income (loss) per share, diluted	$ (1.77)	$ (0.13)	$ (0.05)	$ (0.00)	$ 0.10	$ (0.15)	$ (0.17)	$ (0.06)

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the Company.

Net Income (Loss) before Stock Based Compensation Expense is as follows:

	November 30 (Q3)		August 31 (Q2)		May 31 (Q1)		February 29/28 (Q4)
	2016	2015	2016	2015	2016	2015	2016	2015
Net income (loss)	$(4,973,055)	$ (385,054)	$(147,924)	$ (12,786)	$ 294,875	$ (410,771)	$ (494,673)	$ (179,270)
Stock based compensation	-	-	-	83,880	-	-	-	32,571
Net income (loss) before stock based compensation	$(4,973,055)	$ (385,054)	$(147,924)	$ 71,094	$ 294,875	$ (410,771)	$ (494,673)	$ (146,699)

Other Information

EBITDAS	Quarter ended	Quarter ended	Nine months ended	Nine months ended
	November 30, 2016	November 30, 2015	November 30, 2016	November 30, 2015
Net income (loss)	$(4,973,055)	$(385,054)	$(4,826,104)	$(808,611)
Interest, net	-	(663)	-	(4,262)
Depreciation and amortization	172,184	177,194	514,283	519,693
Impairment adjustment	1,772,814	-	1,772,814	-
Stock based compensation expense	-	-	-	83,880
Income taxes	2,490,435	(194,681)	2,480,257	(259,620)
EBITDAS	$(537,622)	$(403,204)	$(58,750)	$(468,920)

Margin	Quarter ended	Quarter ended	Nine months ended	Nine months ended
	November 30, 2016	November 30, 2015	November 30, 2016	November 30, 2015
Net revenue	$2,395,764	$2,221,964	$8,215,872	$9,094,169
Less: cost of sales	(2,010,149)	(1,814,056)	(5,725,900)	(6,279,967)
Margin	$385,615	$407,908	$2,489,972	$2,814,202
Margin % of Net Revenue	16.1%	18.4%	30.3%	30.9%

Related Party Transactions

		Quarter ended	Quarter ended	Nine months ended	Nine months ended
		November 30, 2016	November 30, 2015	November 30, 2016	November 30, 2015

i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$-	$-	$-	$21,000
ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	-	-	-	132,000
iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	1,613	1,463	3,113	4,044
iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	37,500	112,500	112,500
v)	Incurred bottling services from a company related by a director in common, Ralph McRae	87,962	47,406	272,916	171,078
vi)	Purchased supplies from a company related by an officer in common, Dave Read	-	-	1,775	1,273

Cash flows

Cash provided by (used in):	Quarter ended	Quarter ended
	November 30, 2016	November 30, 2015	Change
Operating activities	$(342,674)	$(366,696)	$24,022
Investing activities	$36,427	$(139,444)	$175,871
Financing activities	$-	$(1,872)	$1,872

During the quarter, cash generated from operating activities increased by $24,022 compared to the same period of the prior year. The increase is the result of greater net income.

Cash utilized by investing activities is a result of the Company spending $20,537 on intangible assets and offset by $57,000 proceeds on sales of two Company vehicles.

Cash utilized for financing activities was $nil during the quarter.

Cash provided by (used in):	Nine months ended	Nine months ended
	November 30, 2016	November 30, 2015	Change
Operating activities	$2,362	$(487,487)	$489,849
Investing activities	$240,602	$(366,555)	$607,175
Financing activities	$(139,789)	$(142,413)	$2,624

For the nine months ended November 30, 2016, cash generated from operating activities increased by $489,849 compared to the same period of the prior year.

Cash utilized by investing activities increased by $607,175 compared to the same period of the prior year. The increase is the result of the Company selling a long-unused internet domain in the first quarter.

Cash utilized for financing activities was $139,789, representing a $2,624 decrease compared to the same period of the prior year. The decrease in cash utilized by financing activities is a result of the Company’s repurchase of 57,425 shares during the period at a cost of $139,789.

Liquidity and Capital Resources

Net working capital has decreased by 54.3% since the prior year ended February 29, 2016. As at November 30, 2016, the Company has net working capital of $218,350 ($477,354 at February 29, 2016). In addition, at November 30, 2016 the Company had $431,600 ($315,700 at February 29, 2016) available under its revolving line of credit (limit of $1,000,000 subject to the availability of eligible collateral). At November 30, 2016 this credit facility was not utilized.

Total Net Working Capital	November 30, 2016	February 29, 2016
Total Current Assets	$1,608,918	$1,992,072
Less: Total Current Liabilities	(1,390,568)	(1,514,718)
Total Net Working Capital	$218,350	$477,354

Considering the positive net working capital position, including the cash on hand at November 30, 2016, and available debt, the Company believes that it has sufficient working capital.

Contractual Obligations

The following table presents our contractual obligations as of November 30, 2016:

Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease obligations	$ 901,379	$ 251,451	$ 241,949	$ 251,064	$ 156,915
Purchase obligations	93,509	38,349	40,434	14,726	-
Total	$ 994,888	$ 289,800	$ 282,383	$ 265,790	$ 156,915

Risks and uncertainties

The types of risks and uncertainties that may affect the Company are included in the February 29, 2016 annual Management’s Discussion and Analysis.

Credit Risk

The Company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at November 30, 2016 the Company is exposed to credit risk through the following assets:

	November 30, 2016	February 29, 2016
Trade receivables	$350,381	$297,421
Other receivables	33,239	27,156
Allowance for doubtful accounts	-	-
	$383,620	$324,577

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended November 30, 2016, the Company’s ten largest customers comprised approximately 95% of sales compared with 96% in the last fiscal year ended February 29, 2016. One customer comprised 77% of sales compared with 84% in the last fiscal year. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit. These percentages and relationships will change going forward with the discontinuance of the Company's co-pack business in Q3 2016.

As at November 30, 2016, 100% of the trade receivables are classified as current, or have been provided for.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 11 of the interim financial statements. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and debt maturity requirements.

Market risk

Currency risk

The Company concludes sales in U.S. dollars to customers in the U.S. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. Dollars. The Company has not hedged its exposure to currency fluctuations.

A 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $17,024 on net earnings for the quarter ended November 30, 2016. A 5% U.S./Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk

The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which is the Company’s operating line of credit. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The Company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company.

As at November 30, 2016, the Company held no debt with variable interest rates such that a 1% change in the interest rate would have no impact.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which are classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 3. See Note 7 for results of fair valuation of the derivative liability in the period.

Disclosure of Outstanding Share Data

At January 10, 2017, the Company had 2,802,412 issued and outstanding common shares, 878,000 issued and outstanding stock options, all of which were vested.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;
  expected future revenues, earnings and margins;
  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;
  effects of seasonality on demand for our products;
  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
  anticipated contribution to earnings in the current year from investment in new product development;
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2017;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.